BRF S.A.

PUBLICLY-HELD COMPANY

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. (“BRF” or “Company”) (B3: BRFS3; NYSE: BRFS), pursuant to Resolution CVM No. 44/2021, informs its shareholders and the market in general that it has executed a Memorandum of Understanding (“MOU”) with the Public Investment Fund (“PIF”), Saudi Arabia’s sovereign wealth fund and one of the world’s largest sovereign wealth funds. The MOU is non-binding and aims at the incorporation of a joint venture that will act in the complete chain of chicken production in Saudi Arabia and promote the sale of fresh, frozen and processed products. The joint venture will be 70% owned by BRF and 30% by PIF and will include a Halal Business Hub in Saudi Arabia.

The MOU foresees an investment of approximately US$350,000,000.00 (three hundred and fifty million US dollars) and reinforces the Company’s commitment with its strategic plan, in particular with food security in the Gulf region.

The Company will keep its shareholders and the market in general duly informed about any relevant matter related to the present announcement.

São Paulo, January 13, 2022

Carlos Alberto Bezerra de Moura
Chief Financial and Investor Relations Officer
BRF S.A.